SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Capital Directions, Inc.
(Name of the Issuer)

Capital Directions, Inc.
CDI Merger Co., Inc.
(Name of Person(s) Filing Statement)

Common Stock, $5.00 par value
(Title of Class of Securities)

140076 10 0
(CUSIP Number of Class of Securities)

Timothy P. Gaylord	Copy to:
President and Chief Executive Officer	Timothy E. Kraepel
Capital Directions, Inc.	Howard & Howard Attorneys, P.C
322 South Jefferson Street	39400 Woodward Avenue, Suite 101
Mason, Michigan 48854	Bloomfield Hills, MI 48304-5151
(517) 676-0500	(248) 723-0347
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$551,450	$44.61

*	For purposes of calculating the fee only. This amount assumes the acquisition of 11,029 shares of common stock of the subject company acquired in the merger for $50.00 per share in cash (the “Total Consideration”). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0000809 of one percent of the Total Consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44.61	Filing Party: Capital Directions, Inc.
Form or Registration No.: Preliminary Schedule 14A	Date Filed: September 17, 2003

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
INTRODUCTION
SIGNATURE

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

INTRODUCTION

     This final amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) is being filed by Capital Directions, Inc., a Michigan corporation and registered bank holding company (the “Company”) and CDI Merger Co., Inc., (a newly-formed, wholly-owned subsidiary of the Company) in connection with the merger (the “Merger”) of CDI Merger Co., Inc. with and into the Company, with the Company being the surviving corporation to the Merger (the “13e-3 Transaction”). The Merger was effectuated pursuant to an Agreement and Plan of Merger, dated effective as of June 30, 2003 (the “Merger Agreement”), between the Company and CDI Merger Co.

     The results of the 13e-3 Transaction are as follows

     1. A special meeting of shareholders of the Company was held on January 26, 2004. At such special meeting, the Merger Agreement and the related 13e-3 Transaction were approved by the requisite vote of the shareholders of the Company in accordance with Michigan Business Corporation Act and the Company’s Articles of Incorporation.

     2. The 13e-3 Transaction occurred on January 27, 2004, upon the effectiveness of the filing of the Certificate of Merger with the Department of Labor & Economic Growth of the State of Michigan (the time the 13e-3 Transaction became effective is referred to as the “Effective Time”). The Company was the surviving corporation in the 13e-3 Transaction.

     3. As of the Effective Time, (i) each share of the Company’s common stock, par value $5.00 per share (the “Common Stock”), held of record by a shareholder who owned, as of January 26, 2004, fewer than 225 shares of Common Stock was converted into the right to receive $50.00 in cash from the Company and (ii) each share of the Common Stock held of record by a shareholder who owned 225 or more shares of Common Stock was not be affected by the Merger and remains outstanding.

     4. Concurrently with the filing of this Schedule 13E-3, a Form 15 will be filed with the Securities and Exchange Commission by the Company terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004	CAPITAL DIRECTIONS, INC.

	By:	/s/ Timothy P. Gaylord Timothy P. Gaylord President and Chief Executive Officer

CDI MERGER CO., INC.

	By:	/s/ Timothy P. Gaylord Timothy P. Gaylord President